

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 27, 2018

Simon Gee
Chief Executive Officer
3AM Technologies, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: 3AM Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 16, 2018**
> **File No. 333-210544**

Dear Mr. Gee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2018 letter.

Exhibit 10.2 – Subscription Agreement

1.   We will continue to evaluate your response to prior comment 4 when you provide a response that indicates the purpose and effect of each representation and acknowledgement that you are requiring from investors on the subscription agreement signature page and that provides an analysis of how each such representation and acknowledgement is consistent with Section 14 of the Securities Act and appropriate for shares purchased in a registered public offering.

Exhibit 23.2

2.   We see that you filed the auditor's report in this exhibit instead of the required auditor's consent. In your next amendment, please provide an updated consent from Saturna

Group Chartered Professional Accountants LLP with respect to the use of its report issued on the audited financial statements of 3AM Enterprises Inc. and the references to the firm in the experts section of the filing.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics & Machinery

cc: William L. Macdonald, Esq.
        Macdonald Tuskey